Exhibit 99.1

ReneSola Announces Preliminary Second Quarter 2010 Results and Provides Second Half 2010 Guidance

-- Exceed high end of Q2 2010 guidance for total solar product shipments, net revenues and gross profit margin
-- Provide 2H 2010 guidance for total solar product shipments, net revenues and gross profit margin

JIASHAN, China, July 1, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and producer of solar power products based in China, today announced its selected preliminary unaudited results for the second quarter of 2010 and provided its guidance for the second half of 2010.

Q2 2010 Preliminary Results

•
Total solar product shipments for Q2 2010 are expected to be in the range of 250 megawatts (“MW”) to 260 MW, exceeding the Company’s previous guidance range of 230 MW to 250 MW and representing an increase of 3.1% to 7.3% from 242.4 MW in Q1 2010.

•
Net revenues for Q2 2010 are expected to be in the range of US$245 million to US$255 million, exceeding the Company’s previous guidance range of US$230 million to US$250 million and representing an increase of approximately 21.0% to 25.8% from US$206.6 million in Q1 2010.

•	Gross profit margin is expected to be in the range of 28% to 30%, exceeding the Company’s previous guidance range of 21% to 23% and compared to 17.1% in Q1 2010.

“The strong demand for high-quality wafer products witnessed during the first quarter of 2010 continued through the second quarter as a result of ongoing tightness in the wafer supply chain,” said Li Xianshou, ReneSola’s chief executive officer. “Execution of our cost reduction strategies and the efforts we have made to develop and position our business have allowed us to capitalize on improved demand trends while becoming a leading low-cost solar product provider. By leveraging our leading wafer manufacturing platform and complementary OEM module production services and capitalizing on our strong customer relationships, we have benefited from a cost-competitive strategy to deliver record product shipments and increased profitability. We expect to see stable pricing in the coming months as demand has remained strong and is expected to continue in the second half of 2010.”

2H 2010 Outlook

For the second half of 2010, the Company expects total solar product shipments to be in the range of 600 MW to 650 MW. Net revenues are expected to be in the range of US$550 million to US$570 million and gross profit margin is expected to be between 28% and 30%.

ReneSola will report its unaudited financial results for the second quarter ended June 30, 2010 before the U.S. markets open at 8 am U.S. Eastern Time on Monday, August 9, 2010. Dial-in details for the conference call will be distributed in a separate announcement and posted on the Investor Relations section of ReneSola’s website prior to the call.

The estimates provided in this press release are preliminary and may be adjusted as part of the Company’s customary closing procedures for the second quarter of 2010. All estimates are based on the Company’s current views with respect to operating and market conditions, which are subject to change. The Company’s actual results may differ from its guidance.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Phone:	+86-573-8477-3903
Email:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Phone:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Phone:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com